Global Markets & Investment Banking

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New York, New York 10080 212-449-6500

June 23, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Mr. Dominic Minore, Esq.

Re:	Western Asset Investment Grade Defined Opportunity Trust Inc.
Pre-Effective Amendment to the Registration Statement on
Form N-2, File Nos. 333-158780 and 811-22294

Dear Mr. Minore:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on May 29, 2009 and the Preliminary Prospectus dated May 29, 2009, began on May 29, 2009 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on June 25, 2009, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 73,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of shares of common stock of the Fund, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 p.m., Eastern Time, on June 25, 2009 or as soon thereafter as practicable.

Very truly yours,

MERRILL LYNCH & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

On behalf of the several Underwriters

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

/s/ Hugh H. Haynes
Name:	Hugh H. Haynes
Title:	Assistant Vice President